Exhibit 99.79

Protech Home Medical Corp.

Consolidated Financial Statements

For the fiscal years ended

September 30, 2020 and 2019

(Expressed in Canadian dollars)

TABLE OF CONTENTS

Independent	Auditor’s Report
Consolidated	Statements of Financial Position	Page 1
Consolidated	Statements of Loss and Other Comprehensive Loss	Page 2
Consolidated	Statements of Changes in Shareholders’ Equity	Page 3
Consolidated	Statements of Cash Flows	Page 4
Notes	to the Consolidated Financial Statements	Pages 5-38

Independent Auditor’s Report

To the Shareholders of Protech Home Medical Corp.:

Opinion

We have audited the consolidated financial statements of Protech Home Medical Corp. and its subsidiaries (the “Company”), which comprise the consolidated statements of financial position as at September 30, 2020 and 2019, and the consolidated statements of loss and other comprehensive loss, changes in shareholders’ equity and cash flows for the years then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at September 30, 2020 and 2019, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

We conducted our audits in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audits of the consolidated financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Emphasis of Matter – Restated Comparative Information

We draw attention to Note 22 to the consolidated financial statements, which explains that certain comparative information for the year ended September 30, 2019 has been restated. Our opinion is not modified in respect of this matter.

Other Information

Management is responsible for the other information. The other information comprises the Management’s Discussion and Analysis.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audits of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audits or otherwise appears to be materially misstated. We obtained Management’s Discussion and Analysis prior to the date of this auditor’s report. If, based on the work we have performed on this other information, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Management and those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with International Financial Reporting Standards and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
•	Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the entity’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company to cease to continue as a going concern.
•	Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation
•	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Company to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audits and significant audit findings, including any significant deficiencies in internal control that we identify during our audits.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

The engagement partner on the audit resulting in this independent auditor's report is Murad Mansoor Ali Bhimani.

Toronto, Ontario	Chartered Professional Accountants
January 31, 2021	Licensed Public Accountants

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of Protech Home Medical Corp. and its subsidiaries (the “Company”) were prepared by management in accordance with International Financial Reporting Standards. Management acknowledges responsibility for the preparation and presentation of the consolidated financial statements, including responsibility for significant accounting judgments and estimates and the choice of accounting principles and methods that are appropriate to the Company’s circumstances. The significant accounting policies of the Company are summarized in Note 3 to the consolidated financial statements.

The Board of Directors is responsible for reviewing and approving the consolidated financial statements and for ensuring that management fulfills its financial reporting responsibilities. An Audit Committee assists the Board of Directors in fulfilling this responsibility. The Audit Committee reports its findings to the Board of Directors for its consideration in approving the consolidated financial statements for issuance to the shareholders.

Management recognizes its responsibility for conducting the Company’s affairs in compliance with established financial standards, and applicable laws and regulations, and for maintaining proper standards of conduct for its activities.

signed “Gregory Crawford”	signed “Hardik Mehta”

Chief Executive Officer	Chief Financial Officer
(Gregory Crawford)	(Hardik Mehta)

PROTECH HOME MEDICAL CORP.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in thousands of Canadian Dollars, except per share amounts)

	Notes	As at September 30, 2020	As at September 30, 2019 (Restated) (Note 22)
ASSETS
Current Assets
Cash		$38,985	$12,855
Accounts receivable, net	5	12,125	12,390
Inventory	6	8,556	4,738
Prepaid and other current assets		736	800
Total current assets		60,402	30,783
Long-term assets
Property, equipment, and right of use assets, net	7	22,240	19,496
Goodwill	8	5,195	1,881
Intangible assets, net	8	7,442	2,911
Deferred financing costs	11	768	-
Deposits		88	94
Total long-term assets		35,733	24,382
TOTAL ASSETS		$96,135	$55,165

LIABILITIES
Current Liabilities
Accounts payables		$9,917	$8,122
Current portion of equipment loans	11	5,751	8,179
Current portion of leases	11	2,717	557
Accrued liabilities		5,795	2,319
Government grant	9	3,465	-
Deferred revenue	13	2,406	1,904
Derivative warrant liability	10	2,475	-
Total current liabilities		32,526	21,081
Long-Term Liabilities
Debentures	11	17,245	13,966
Equipment loans	11	585	1,496
Lease liabilities	11,22	4,308	1,377
Government grant	9	3,052
Other long-term liabilities	4	748	-
TOTAL LIABILITIES		58,464	37,920

SHAREHOLDERS' EQUITY
Share capital	12	224,571	198,196
Contributed surplus		21,850	21,390
Accumulated deficit		(222,099)	(215,344)
Accumulated other comprehensive income		13,349	13,003
TOTAL SHAREHOLDERS' EQUITY		37,671	17,245
TOTAL LIABILITIES AND EQUITY		$96,135	$55,165

Commitments and Contingencies (Note 14)
Subsequent Events (Note 21)

APPROVED ON BEHALF OF THE BOARD:

Signed: Donald Ewing	Signed: Mark Greenberg

The accompanying notes are an integral part of these consolidated financial statements

PROTECH HOME MEDICAL CORP.

CONSOLIDATED STATEMENTS OF LOSS AND OTHER COMPREHENSIVE LOSS

(Expressed in thousands of Canadian Dollars, except per share amounts)

	Notes	Year ended September 30, 2020	Year ended September 30, 2019 Restated Note 22
Revenue
Sale of medical equipment and supplies		$42,241	$35,227
Rental of medical equipment		55,514	45,740
Total revenue		97,755	80,967
Inventory sold		26,826	22,583
Operating expenses	15	51,982	43,526
Depreciation	7	18,653	13,366
Amortization of intangible assets	8	912	603
Stock-based compensation	12	230	2,063
Impairment of goodwill	8	-	531
Loss from cyber incident	13	-	1,012
Acquisition related costs	4,19	120	1,853
Gain on disposals of property and equipment		(99)	(20)
Other expense / (income)	9	(1,754)	77
Income (Loss) from continuing operations before financing and taxes		885	(4,627)

Financing expenses
Interest paid on convertible debenture	11	1,200	1,752
Interest expense on leases	11	621	92
Interest expense on equipment loans	11	659	700
Interest income		-	(34)
Transaction costs related to issuance of securities	12	284	1,758
Loss (gain) on fair value of financial liabilities	10	267	(95)
Loss (gain) on fair value of convertible debentures	11	3,279	(1,034)
Loss on early extinguishment of debenture	11	-	1,106
Loss from continuing operations before taxes		(5,425)	(8,872)
Provision for income taxes	16	172	269
Loss from continuing operations		(5,597)	(9,141)

Discontinued operations:
Income (loss) from discontinued operations	20	(1,158)	233
Gain on sale of business	20	-	1,522
Income (loss) from discontinued operations		(1,158)	1,755
Net loss		$(6,755)	$(7,386)

Other comprehensive income
Cumulative translation adjustment		346	671
Comprehensive loss		$(6,409)	$(6,715)
Net loss per share (Note 18)
Basic earnings per share		$(0.07)	$(0.09)
Diluted earnings per share		$(0.07)	$(0.09)
Weighted average number of common shares outstanding:
Basic		90,884	82,860
Diluted		90,884	82,860

The accompanying notes are an integral part of these consolidated financial statements

PROTECH HOME MEDICAL CORP.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Expressed in thousands of Canadian Dollars, except per share amounts)

	Notes	Number of Shares (000’s)	Capital stock	Contributed surplus	Accumulated Deficit (Restated Note 22)	Accumulated other comprehensive income	Total shareholders' equity (Restated Note 22)
Balance, September 30, 2018		75,819	$193,951	$19,041	$(206,054)	$12,332	$19,270
Correction for deferred revenue	22	-	-	-	(1,904)	-	(1,904)
Restated Balance, September 30, 2018		75,819	193,951	19,041	(207,958)	12,332	17,366
Net loss		-	-	-	(7,386)	-	(7,386)
Cumulative translation adjustment		-	-	-	-	671	671
Stock-based compensation	12	-	-	2,063	-	-	2,063
Stock options exercised	12	56	63	(21)	-	-	42
Proceeds from shares issued in private placement, net of transaction costs of $343	12	7,483	4,146	-	-	-	4,146
Compensation options issued with private placement		-	(132)	132	-	-	-
Compensation options issued with debenture	10	-	-	175	-	-	175
Debentures converted to shares	10	3	4	-	-	-	4
Stock issued with acquisition	4	228	164	-	-	-	164
Balance, September 30, 2019		83,589	$198,196	$21,390	$(215,344)	$13,003	$17,245
Net loss		-	-	-	(6,755)	-	(6,755)
Cumulative translation adjustment		-	-	-	-	346	346
Stock-based compensation	12	60	35	195	-	-	230
Stock options exercised	12	522	482	(200)	-	-	282
Proceeds from shares issued in bought deal, net of transaction costs of $3,589	12	27,679	26,034	-	-	-	26,034
Compensation options issued with bought deal	12	-	(622)	622	-	-	-
Compensation options exercised	12	427	446	(157)	-	-	289
Balance, September 30, 2020		112,277	$224,571	$21,850	$(222,099)	$13,349	$37,671

The accompanying notes are an integral part of these consolidated financial statements

PROTECH HOME MEDICAL CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of Canadian Dollars, except per share amounts)

	Notes	Year ended September 30, 2020	Year ended September 30, 2019 (Restated) (Note 22)
Operating activities
Loss from continuing operations		$(5,597)	$(9,141)
Income (loss) from discontinued operations		(1,158)	1,755
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization		19,565	13,969
Depreciation – discontinued operations		-	377
Accretion and amortization of financing costs		-	671
Transaction costs related to issuance of financial liabilities	10	284	1,758
Income recognized relating to government grant		(1,569)	-
Loss on early extinguishment of debenture	11	-	1,106
Change in fair value of derivative financial liability		267	(95)
Loss (gain) on fair value of convertible debentures	10,11	3,279	(1,034)
Gain on disposal of property and equipment		(99)	(20)
Gain on sale of business	19	-	(1,522)
Impairment of goodwill	8	-	531
Stock-based compensation	12	230	2,063
Bad debt expense	5	8,668	5,686
Bad debt expense – discontinued operations	5	-	62
Change in working capital:
Net increase in accounts receivable		(6,884)	(6,832)
Net (increase) decrease in inventory		(2,371)	844
Net (increase) decrease in prepaid and other current assets		155	(315)
Net increase in deferred revenue		62	-
Net increase in accounts payables and accrued liabilities		2,799	1,243
Net cash flow provided by operating activities		17,631	11,106
Investing activities
Purchase of property and equipment	6	(123)	(205)
Cash proceeds from sale of property and equipment		340	214
Cash paid for acquisitions	4	(10,787)	(526)
Cash proceeds from sale of business	20	-	4,454
Net cash flow provided by (used in) investing activities		(10,570)	3,937
Financing activities
Repayments of long-term debt	11	(17,455)	(15,293)
Issuance cost relating to revolving credit facility		(768)	-
Proceeds from government grant	9	8,086	-
Repayment of old debenture	11	-	(8,625)
Cash paid on early extinguishment of debt	11	-	(345)
Net proceeds from issuance of common shares	12	26,034	4,146
Proceeds from issuance of warrants	10	2,208	-
Proceeds from exercise of options	12	571	42
Proceeds from issuance of debentures	11	-	15,000
Issuance costs on debenture	10	-	(1,583)
Net cash flow provided by (used in) financing activities		18,676	(6,658)

Net increase in cash		25,737	8,385

Effect of exchange rate changes on cash held in foreign currencies		393	139

Cash, beginning of year		12,855	4,331
Cash, end of year		$38,985	$12,855
Supplemental Disclosures

Transfers from inventory to rental equipment		10,330	11,269
Interest paid		2,480	2,544

The accompanying notes are an integral part of these consolidated financial statements

PROTECH HOME MEDICAL CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED SEPTEMBER 30, 2020 AND 2019

(Tabular dollar amounts expressed in thousands of Canadian Dollars, except per share amounts)

1.	Nature of operations

Protech Home Medical Corp. was incorporated under the Business Corporations Act (Alberta) on March 5, 1993. On December 30, 2013, the Company was continued into British Columbia, Canada. The address of the registered office is 5626 Larch St. Suite 202, Vancouver, BC V6M 4E1 (Canada). The corporate office is located at 1019 Town Drive, Wilder, Kentucky, United States. Protech Home Medical Corp.’s and its subsidiaries’ ("Protech" or “the Company”) main revenue source is in providing in-home monitoring equipment and supplies to patients in the United States. The Company has also embarked on an acquisition strategy for additional revenue and profit growth.

The Company’s shares are traded on the TSX Venture Exchange under the symbol PTQ. The stock is also traded over the counter in the United States under the symbol PHMZF. Effective December 31, 2018, the Company consolidated its issued and outstanding common shares based on one post-consolidation common share for every five pre-consolidation common shares. Unless otherwise stated, all share, options, warrants and per-share amounts have been restated retrospectively to reflect this share consolidation.

On July 29, 2019, the Company sold all the assets of one of its subsidiaries, Patient Home Monitoring, Inc. The consolidated financial statements and the notes reflect Patient Home Monitoring, Inc. as discontinued operations (see Note 20).

COVID-19 Pandemic

On March 11, 2020, the World Health Organization declared the outbreak of a novel strain of coronavirus (“COVID-19”) a global pandemic. In response to the outbreak, governmental authorities in the United States and internationally have introduced various recommendations and measures to try to limit the pandemic, including travel restrictions, border closures, non-essential business closures, quarantines, self-isolations, shelters-in-place, and social distancing. The COVID-19 outbreak and the response of governmental authorities to try to limit it are having a significant impact on the private sector and individuals, including unprecedented business, employment, and economic disruptions.

Although the Company has taken steps to mitigate the impact of COVID-19, the continued presence and spread of COVID-19 nationally and globally could have a material adverse impact on the Company’s business, operations, and financial results and position, including through employee attrition, disruptions to the Company’s supply chains and sales channels, restrictions of operations at our retail stores, changes in the number of Americans with health insurance resulting in a change in demand for the Company’s products, as well as a deterioration of general economic conditions including a possible national or global recession. Due to the speed with which the COVID-19 situation is developing and the uncertainty of its magnitude, outcome, and duration, it is not possible to estimate its impact on the Company’s business, operations, financial results and position or prospects at this time.

The Company continues to monitor the situation and work with its stakeholders (including customers, employees, and suppliers) in order to assess further possible implications to its business, supply chain, and customers, and, where practicable, mitigate adverse consequences and responsibly address this global pandemic.

The actual and threatened spread of COVID-19 globally could adversely affect global economies and financial markets, resulting in a prolonged economic downturn and a decline in the value of the Company’s share price. The extent to which COVID-19 (or any other disease, epidemic, or pandemic) impacts business activity or financial results, and the duration of any such negative impact, will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning COVID-19 and the actions required to contain or treat its impact, among others.

See Note 9 for relief payments the Company received related to the U.S. Coronavirus Aid, Relief and Economic Security (“CARES”) Act.

PROTECH HOME MEDICAL CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED SEPTEMBER 30, 2020 AND 2019

(Tabular dollar amounts expressed in thousands of Canadian Dollars, except per share amounts)

2.	Basis of presentation

Basis of accounting

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The consolidated financial statements were authorized for issue by the Board of Directors on January 31, 2021.

The consolidated financial statements, which are presented in Canadian dollars, have been prepared under the historical cost convention, as modified by the measurement at fair values of certain financial assets and financial liabilities.

Basis of measurement

These consolidated financial statements have been prepared on a going concern basis that assumes that the Company will continue its operations for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of operation.

3.	Summary of significant accounting policies

Principles of consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany transactions have been eliminated. The Company’s consolidated entities, their functional currencies and ownership percentages are as follows:

Acadia Medical Supply, Inc.	USD	100%
Black Bear Medical, Inc.	USD	100%
Black Bear Medical NH, Inc.	USD	100%
Black Bear Medical Group, Inc.	USD	100%
Protech Home Medical Corp.	USD	100%
Care Medical Atlanta, LLC	USD	100%
Care Medical of Athens, Inc.	USD	100%
Care Medical of Augusta, LLC	USD	100%
Care Medical of Gainesville, LLC	USD	100%
Care Medical Partners, LLC	USD	100%
Care Medical Savannah, LLC	USD	100%
Coastal Med-Tech Corp.	USD	100%
Cooley Medical Equipment, Inc.	USD	100%
Central Oxygen, Inc.	USD	100%
Health Technology Resources, L.L.C.	USD	100%
Riverside Medical, Inc.	USD	100%
Legacy Oxygen and Home Care Equipment, LLC	USD	100%
Patient Aids, Inc.	USD	100%
Patient Home Monitoring, Inc. - discontinued	USD	100%
PHM Logistics Corporation	USD	100%
PHM Services, Inc.	USD	100%
Resource Medical, Inc.	USD	100%
Resource Medical Group Charleston, LLC	USD	100%
Resource Medical Group, LLC	USD	100%
West Home Healthcare, Inc.	USD	100%

Critical Accounting Estimates and Judgments

The preparation of financial statements in conformity with IFRS requires management to make certain estimates, judgments, and assumptions concerning the future. The Company’s management reviews these estimates, judgments, and assumptions on an ongoing basis, based on experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are adjusted prospectively in the period in which the estimates are revised.

PROTECH HOME MEDICAL CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED SEPTEMBER 30, 2020 AND 2019

(Tabular dollar amounts expressed in thousands of Canadian Dollars, except per share amounts)

3.	Summary of significant accounting policies (Continued)

Critical Accounting Estimates and Judgments (Continued)

Estimates where management has made subjective judgments and where there is significant risk of material adjustments to assets and liabilities in future accounting periods include fair value measurements for financial instruments and share-based transactions, useful lives and impairment of non-financial assets (property and equipment and intangible assets), provision for expected credit losses, fair value measurements for assets and liabilities acquired in business acquisition, and calculation of deferred taxes

Critical accounting estimates

The following are the key estimate and assumption uncertainties that have a significant risk of resulting in a material adjustment within the next financial year:

a)	Revenue recognition

Revenues are billed to and collections are received from both third-party insurers and patients. Because of continuing changes in the health care industry and third-party reimbursement, the consideration receivable from these insurance companies is variable as these billings can be challenged by the payer. Therefore, the amount billed by the Company is reduced by an estimate of the amount that the Company believes is an allowable charge to be ultimately allowed by the insurance contract. The above estimate involves significant judgment including an analysis of past collections and historical modification rates. Management regularly reviews the actual claims approved by the insurance companies, making adjustments as required.

Sales of medical equipment and supplies

The Company sells equipment, replacement parts, and supplies to customers and recognizes revenue based on contractual payment rates as determined by the payors at the point in time where control of the good or service is transferred through delivery to the customer. The payors are generally charged at the time that the product is sold.

The transaction price on equipment sales is the amount that the Company expects to receive in exchange for the goods and services provided. Due to the nature of the industry, gross charges are retail charges and generally do not reflect what the Company is ultimately paid. As such, the transaction price is constrained for the difference between the gross charge and what is estimated to be collected from payors and from patients. The transaction price therefore is predominantly based on contractual payment rates as determined by the payors. The Company does not generally contract with uninsured customers but does offer point-of-sale payments at retail outlets. The payment terms and conditions of customer contracts vary by customer type and the products and services offered.

The Company determines its estimates of contractual allowances and discounts based upon contractual agreements and historical experience. While the rates are fixed for the product or service with the customer and the payors, such amounts typically include co-payments, co-insurance and deductibles, which vary in amounts, and are due from secondary insurance and/or the patient. The Company includes in the transaction price only the amount that the Company expects to be entitled, which is substantially all of the payor billings at contractual rates.

Due to the nature of the industry and the reimbursement environment in which the Company operates, certain estimates are required to record net revenue and accounts receivable at their net realizable values. Inherent in these estimates is the risk that they will have to be revised or updated as additional information becomes available. Specifically, the complexity of many third-party billing arrangements and the uncertainty of reimbursement amounts for certain services from certain payors may result in adjustments to amounts originally recorded. Such adjustments are typically identified and recorded at the point of claim approval or denial.

Returns and refunds are not accepted on equipment sales. The Company does not offer warranties to customers in excess of the manufacturer’s warranty. Any taxes due upon sale of the products or services are not recognized as revenue. The Company does not have any partially or unfilled performance obligations related to contracts with customers and as such, the Company has no contract liabilities as of September 30, 2020.

PROTECH HOME MEDICAL CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED SEPTEMBER 30, 2020 AND 2019

(Tabular dollar amounts expressed in thousands of Canadian Dollars, except per share amounts)

3.	Summary of significant accounting policies (Continued)

a)	Revenue recognition (Continued)

Rental of medical equipment

The Company rents medical equipment to customers for a fixed monthly amount on a month-to-month basis. The customer generally has the right to cancel the lease at any time during the rental period. The Company considers these rentals to be operating leases. Under IFRS 16, “Leases”, the Company recognizes rental revenue on operating leases on a straight-line basis over the contractual lease term, resulting in deferred revenue for the portion of the monthly rent that is after the consolidated statement of financial position date. The term begins on the date products are delivered to patients, and revenues are recorded at amounts estimated to be received under reimbursement arrangements with third-party payors, including Medicare, private commercial payors, and Medicaid. Certain customer co-payments are included in revenue when considered probable of payment.

Due to the nature of the industry and the reimbursement environment in which the Company operates, certain estimates are required to record net revenue and accounts receivable at their net realizable values. Inherent in these estimates is the risk that they will have to be revised or updated as additional information becomes available. Specifically, the complexity of many third-party billing arrangements and the uncertainty of reimbursement amounts for certain services from certain payors may result in adjustments to amounts originally recorded. Such adjustments are typically identified and recorded at the point of cash application or claim denial.

b)	Valuation of accounts receivable

The measurement of expected credit losses considers information about past events and current conditions. Forward looking macro-economic factors are incorporated into the risk parameters, such as unemployment rates, inflation, and interest rates. Significant judgments are made in order to incorporate forward-looking information into the estimation of allowances and may result in changes to the provision from period to period which may significantly affect our results of operations.

The Company estimates that a certain portion of receivables from customers may not be collected and maintains an allowance for doubtful accounts. The Company evaluates the net realizable value of accounts receivable as of the date of the consolidated balance sheets. Specifically, the Company considers historical realization data, including current and historical cash collections, accounts receivable aging trends, other operating trends and relevant business conditions. Because of continuing changes in the health care industry and third-party reimbursement, it is possible that the estimates could change, which could have a material impact on the operations and cash flows. If circumstances related to certain customers change or actual results differ from expectations, our estimate of the recoverability of receivables could fluctuate from that provided for in our consolidated financial statements. A change in estimate could impact bad debt expense and accounts receivable. Our allowance for doubtful accounts was approximately $6.8 million and $3.1 million as of September 30, 2020 and 2019, respectively, and based on our analysis, we believe the reserve is adequate for any exposure to credit losses.

c)	Valuation of inventories

Inventory is recorded at the lower of cost or market. Inventory is expensed through cost of inventory sold when shipped to customers or transferred to property and equipment when rented to customers. The Company estimates that a certain portion of inventory purchased may be excess, obsolete, or non-saleable. The Company maintains a provision for obsolescence for these items. Valuation of the inventory was assessed at year-end, and all inventory items which more than two years are old and not supported by recent sales were provided for 50% in accordance with Company’s policy.

d)	Convertible debentures

In accordance with the substance of the contractual arrangement, convertible debentures are compound financial instruments that are accounted for separately by their components: a financial liability and an equity instrument. The identification of convertible debenture components is based on interpretations of the substance of the contractual arrangement and therefore requires judgment from management. The separation of the components affects the initial recognition of the convertible debenture at issuance and the subsequent recognition of interest on the liability component. The determination of the fair value of the liability

PROTECH HOME MEDICAL CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED SEPTEMBER 30, 2020 AND 2019

(Tabular dollar amounts expressed in thousands of Canadian Dollars, except per share amounts)

3.	Summary of significant accounting policies (Continued)

d)	Convertible debentures (Continued)

is also based on a number of assumptions, including contractual future cash flows, discount factors, and the presence of any derivative financial instruments.

e)	Impairment of property and equipment and intangibles

Property plant and equipment and intangibles are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts exceed their recoverable amounts. The assessment of the recoverable amount requires estimates and assumptions such as discount rates, exchange rates, future capital requirements and future operating performance.

f)	Share based payments and warrants

The amounts used to estimate fair values of stock options and warrants issued are based on estimates of future volatility of the Company’s share price, expected lives of the options and warrants, expected dividends to be paid by the Company and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect of changes in such estimates on the consolidated financial statements of future periods could be significant.

g)	Income taxes

Significant judgment is required in determining the provision for future income taxes. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. The Company recognizes liabilities and contingencies for anticipated tax audit issues based on the Company’s current understanding of the tax law. For matters where it is probable that an adjustment will be made, the Company records its best estimate of the tax liability including the related interest and penalties in the current tax provision. Management believes they have adequately provided for the probable outcome of these matters; however, the final outcome may result in a materially different outcome than the amount included in the tax liabilities.

In addition, the Company recognizes deferred tax assets relating to tax losses carried forward to the extent there are sufficient taxable temporary differences (deferred tax liabilities) relating to the same taxation authority and the same taxable entity against which the unused tax losses can be utilized. Utilization of the tax losses depends on the ability of the taxable entity to satisfy certain tests at the time the losses are recouped.

h)	Useful lives of property and equipment

The Company reviews the estimates for useful lives on an annual basis, or more frequently if events during the year indicate that a change may be required, with consideration given to technological obsolescence and other relevant business factors. A change in management’s estimate could impact depreciation/amortization expense and carrying value of property and equipment and intangible assets.

i)	Lease liabilities

Estimate of lease term

When the Company recognizes a lease, it assesses the lease term based on the conditions of the lease and determines whether it will extend the lease at the end of the lease contract or exercise an early termination option. As it is not reasonably certain that the extension or early termination options will be exercised, the Company determined that the term of its leases are the lesser of original lease term or the life of the leased asset. This significant estimate could affect future results if the Company extends the lease or exercises an early termination option.

PROTECH HOME MEDICAL CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED SEPTEMBER 30, 2020 AND 2019

(Tabular dollar amounts expressed in thousands of Canadian Dollars, except per share amounts)

3.	Summary of significant accounting policies (Continued)

Lease liabilities (Continued)

Incremental borrowing rate

When the Company recognizes a lease, the future lease payments are discounted using the Company’s incremental borrowing rate. This significant estimate impacts the carrying amount of the lease liabilities and the interest expense recorded on the consolidated statement of loss and comprehensive loss.

Critical Accounting Judgments

The following are the critical judgments, apart from those involving estimations, that have been made in the process of applying the Company's accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements.

a)	Business combinations

In accordance with IFRS 3 – Business Combination (“IFRS 3”), a transaction is recorded as a business combination if the significant assets, liabilities, or activities in addition to property and related debt assumed constitute a business. A business is defined as an integrated set of activities and assets, capable of being conducted and managed for the purpose of providing a return, lower costs, or other economic benefits. Where there are no such integrated activities, the transaction is treated as an asset acquisition. The estimation of the fair value of the assets and liabilities acquired in an acquisition is subject to judgment concerning estimating market values and predicting future events. These values are uncertain and can materially impact the carrying value of the acquired assets and the amount allocated to goodwill.

b)	Goodwill impairment

Management has evaluated the recoverable amount for its cash generating unit and applied judgment in the discount rate and other underlying assumptions used in impairment analysis of goodwill.

The Company has four CGUs with goodwill and reviews the value in use versus the carrying value both in total and for each of the individual assets. The recoverable amount of the CGU was estimated based on an assessment of value in use using a discounted cash flow approach. The approach uses cash flow projections based upon a financial forecast approved by management, covering a five-year period. Cash flows for the years thereafter are extrapolated using the estimated terminal growth rate. The risk premiums expected by market participants related to uncertainties about the industry and assumptions relating to future cash flows may differ or change quickly, depending on economic conditions and other events.

c)	Segment reporting

IFRS 8 requires operating segments to be determined based on the Company’s internal reporting to the Chief Operating Decision Maker (‘CODM’). The CODM has been determined to be the Company’s Chief Executive Officer as he is primarily responsible for the allocation of resources and the assessment of performance. The Company has only one reportable operating segment.

d)	Identification of cash-generating unit (“CGU”)

For the purposes of impairment testing, assets are grouped at the lowest levels of integrated assets that generate identifiable cash inflows that are largely independent of the cash inflows of other assets or groups of assets, termed as a CGU. The allocation of assets into a CGU requires significant judgment and interpretations with respect to the integration between assets, the existence of active markets, similar exposure to market risks, shared infrastructures and the way in which management monitors the operations.

PROTECH HOME MEDICAL CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED SEPTEMBER 30, 2020 AND 2019

(Tabular dollar amounts expressed in thousands of Canadian Dollars, except per share amounts)

3.	Summary of significant accounting policies (Continued)

Loss per share

Basic loss per share is computed by dividing the net loss available to common shareholders by the weighted average number of shares outstanding during the reporting period. Diluted loss per share is computed similarly to basic loss per share except that the weighted average number of shares outstanding is increased to include additional shares for the assumed exercise of stock options and warrants, if dilutive. The average number of shares is calculated by assuming that outstanding conversions were exercised and that the proceeds from such exercises were used to acquire common shares at the average market price during the reporting period. For the years ended September 30, 2020 and 2019, potentially dilutive common shares issuable upon the exercise of conversion option related to convertible debentures, warrants and options were not included in the computation of loss per share because their effect was anti-dilutive.

Reporting currency

All values are in Canadian dollars ($) unless specifically indicated otherwise. United States dollars are indicated as US$.

Functional currency

The consolidated financial statements of the Company are presented in Canadian dollars, which is the parent Company’s presentation currency but which differs from its functional currency, US$, which was determined by the fact that the Company derives all of its revenue and the majority of its operating expenses incurred to generate those revenues is the United States.

Management has exercised judgment in selecting the functional currency of each of the entities that it consolidates based on the primary economic environment in which the entity operates and in reference to the various indicators including the currency that primarily influences or determines the selling prices of goods and services and the cost of production, including labor, material and other costs and the currency whose competitive forces and regulations mainly determine selling prices.

Foreign currency transactions

Transactions in foreign currencies are initially recorded by the Company’s entities in their respective functional currency at the foreign currency spot rate or the rate realized in the transaction. Monetary items are translated at the foreign currency spot rate as of the reporting date. Exchange differences from monetary items are recognized in profit or loss. Non-monetary items that are not carried at fair value are translated using the exchange rates at the date of the initial transaction. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined. The assets and liabilities of foreign operations are translated into $ at the rate of exchange prevailing at the reporting date and their statements of operations are translated at the weighted average monthly rates of exchange. The exchange differences arising on the translation are recognized in other comprehensive income. On disposal of a foreign operation, the component of other comprehensive income relating to that foreign operation is recognized in the statement of (loss) income and comprehensive (loss) and income.

Business Combinations

Business combinations are accounted for using the acquisition method. For each business combination at the acquisition date, the Company recognizes at fair value all the identifiable assets acquired, the liabilities assumed, the non-controlling interest in the acquiree and the aggregate of the consideration transferred, including any contingent consideration to be transferred. When the fair value of the consideration transferred, and the amount recognized for non-controlling interest and the acquisition-date fair value of any existing equity interest in the acquiree exceeds the net amount of the identifiable assets acquired and the liabilities assumed measured at fair value (the “net identifiable assets”), the difference is treated as goodwill. After initial recognition, goodwill is measured at its initial cost from the acquisition date, less any accumulated impairment losses. Goodwill is reviewed at least annually for impairment or when there is an indication of potential impairment. If the fair value of the Company’s share of the net identifiable assets exceeds the sum calculated above, the difference (i.e. gain on a bargain purchase) is immediately recognized in profit or loss.

PROTECH HOME MEDICAL CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED SEPTEMBER 30, 2020 AND 2019

(Tabular dollar amounts expressed in thousands of Canadian Dollars, except per share amounts)

3.	Summary of significant accounting policies (Continued)

Business Combinations (Continued)

If the business combination is achieved in stages, the acquisition date fair value of the previously held interest in the acquiree is re-measured to fair value as at the acquisition date through profit or loss.

Financial assets

Recognition and initial measurement

The Company recognizes financial assets when it becomes party to the contractual provisions of the instrument. Financial assets are measured initially at their fair value plus, in the case of financial assets not subsequently measured at fair value through profit or loss, transaction costs that are directly attributable to their acquisition. Transaction costs attributable to the acquisition of financial assets subsequently measured at fair value through profit or loss are expensed in the consolidated statement of income (loss) and comprehensive income (loss) when incurred.

Classification and subsequent measurement

On initial recognition, financial assets are classified and subsequently measured at amortized cost, fair value through other comprehensive income (“FVOCI”) or fair value through profit or loss (“FVTPL”). The Company determines the classification of its financial assets, together with any embedded derivatives, based on the business model for managing the financial assets and their contractual cash flow characteristics.

Financial assets are classified as follows:

•	Amortized cost - Assets that are held for collection of contractual cash flows where those cash flows are solely payments of principal and interest are measured at amortized cost. Interest revenue is calculated using the effective interest method and gains or losses arising from impairment, foreign exchange and derecognition are recognized in the consolidated statement of income (loss) and comprehensive income (loss). Financial assets measured at amortized cost are comprised of accounts receivable and deposits.

•	Fair value through other comprehensive income - Assets that are held for collection of contractual cash flows and for selling the financial assets, and for which the contractual cash flows are solely payments of principal and interest, are measured at fair value through other comprehensive income. Interest income calculated using the effective interest method and gains or losses arising from impairment and foreign exchange are recognized in the consolidated statement of income (loss) and comprehensive income (loss). All other changes in the carrying amount of the financial assets are recognized in other comprehensive income. Upon derecognition, the cumulative gain or loss previously recognized in other comprehensive income is reclassified to profit or loss. The Company does not hold any financial assets measured at fair value through other comprehensive income.

•	Mandatorily at fair value through profit or loss - Assets that do not meet the criteria to be measured at amortized cost, or fair value through other comprehensive income, are measured at fair value through profit or loss. All interest income and changes in the financial assets’ carrying amount are recognized in the consolidated statement of income (loss) and comprehensive income (loss). Financial assets mandatorily measured at fair value through profit or loss are comprised of cash and cash equivalents.

•	Designated at fair value through profit or loss – On initial recognition, the Company may irrevocably designate a financial asset to be measured at fair value through profit or loss in order to eliminate or significantly reduce an accounting mismatch that would otherwise arise from measuring assets or liabilities, or recognizing the gains and losses on them, on different bases. All interest income and changes in the financial assets’ carrying amount are recognized in the consolidated statement of income (loss) and comprehensive income (loss). The Company does not hold any financial assets designated to be measured at fair value through profit or loss.

Business model assessment

The Company assesses the objective of its business model for holding a financial asset at a level of aggregation which best reflects the way the business is managed, and information is provided to management. Information considered in this assessment includes stated policies and objectives.

PROTECH HOME MEDICAL CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED SEPTEMBER 30, 2020 AND 2019

(Tabular dollar amounts expressed in thousands of Canadian Dollars, except per share amounts)

3.	Summary of significant accounting policies (Continued)

Financial assets (Continued)

Classification and subsequent measurement (Continued)

Contractual cash flow assessment

The cash flows of financial assets are assessed as to whether they are solely payments of principal and interest based on their contractual terms. For this purpose, ‘principal’ is defined as the fair value of the financial asset on initial recognition. ‘Interest’ is defined as consideration for the time value of money, the credit risk associated with the principal amount outstanding, and other basic lending risks and costs. In performing this assessment, the Company considers factors that would alter the timing and amount of cash flows such as prepayment and extension features, terms that might limit the Company’s claim to cash flows, and any features that modify consideration for the time value of money.

Impairment

The Company recognizes a loss allowance for the expected credit losses associated with its financial assets, other than financial assets measured at fair value through profit or loss. Expected credit losses are measured to reflect a probability-weighted amount, the time value of money, and reasonable and supportable information regarding past events, current conditions and forecasts of future economic conditions.

The Company applies the simplified approach for trade receivables. Using the simplified approach, the Company records a loss allowance equal to the expected credit losses resulting from all possible default events over the assets’ contractual lifetime.

The Company assesses whether a financial asset is credit-impaired at the reporting date. Regular indicators that a financial instrument is credit-impaired include significant financial difficulties as evidenced through borrowing patterns or observed balances in other accounts and breaches of borrowing contracts such as default events or breaches of borrowing covenants. For financial assets assessed as credit-impaired at the reporting date, the Company continues to recognize a loss allowance equal to lifetime expected credit losses.

For financial assets measured at amortized cost, loss allowances for expected credit losses are presented in the statement of financial position as a deduction from the gross carrying amount of the financial asset.

Financial assets are written off when the Company has no reasonable expectations of recovering all or any portion thereof.

Derecognition of financial assets

The Company derecognizes a financial asset when its contractual rights to the cash flows from the financial asset expire.

Financial liabilities

Recognition and initial measurement

The Company recognizes a financial liability when it becomes party to the contractual provisions of the instrument. At initial recognition, the Company measures financial liabilities at their fair value plus transaction costs that are directly attributable to their issuance, with the exception of financial liabilities subsequently measured at fair value through profit or loss for which transaction costs are immediately recorded in the consolidated statement of income (loss) and comprehensive income (loss).

Where an instrument contains both a liability and equity component, these components are recognized separately based on the substance of the instrument, with the liability component measured initially at fair value and the equity component assigned the residual amount.

PROTECH HOME MEDICAL CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED SEPTEMBER 30, 2020 AND 2019

(Tabular dollar amounts expressed in thousands of Canadian Dollars, except per share amounts)

3.	Summary of significant accounting policies (Continued)

Financial liabilities (Continued)

Classification and subsequent measurement

Subsequent to initial recognition, all financial liabilities are measured at amortized cost using the effective interest rate method. Interest, gains and losses relating to a financial liability are recognized in consolidated statement of income (loss) and comprehensive income (loss). The Company has classified and measured all financial liabilities at amortized cost except for warrants and convertible debentures which are measured at fair value.

Derecognition of financial liabilities

The Company derecognizes a financial liability when its contractual obligations are discharged, cancelled, or expire.

Discontinued operations

An operation is qualified as discontinued when it represents a separate major line of business and the Company has sold the asset. Discontinued operations are presented on a single line of the statement of (loss) income and comprehensive (loss) income for the periods reported, comprising the earnings after tax of discontinued operations until divestiture and the gain or loss after tax on sale or fair value measurement, less costs to sell the assets and liabilities making up the discontinued operations are presented on one separate line of the statement of consolidated cash flows for the periods presented.

Impairment of non-financial assets

Intangible assets are tested for impairment at each reporting period if impairment indicators exist and immediately prior to a transfer of costs to Property and Equipment (“P&E”). The Company has elected to allocate all its intangible assets to each of its cash generating units or subsidiaries listed under principals of consolidation (“CGUs”). As a result, the Company assesses its intangible assets for impairment at a CGU level. When the carrying amount of the CGU or group of CGUs exceeds their recoverable amount, the CGU or group of CGUs is considered impaired and written down to its recoverable amount. Recoverable amount is the higher of (i) the fair value less costs to sell and (ii) the value in use. Fair value less costs to sell is determined as the amount obtainable from the sale of an asset or CGU in an arm’s length transaction between knowledgeable, willing parties, less the costs of disposal. Value in use is generally computed by reference to the present value of the future cash flows expected to be derived from the asset or CGU discounted using a pre-tax discount rate reflecting market assessments of the time value of money and the risks specific to the asset or CGU. An impairment loss is recognized within earnings or loss. A previously recognized impairment loss may be reversed if the assumptions used to determine the recoverable amount have changed since the impairment loss recognition. For non-goodwill assets an impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation and depletion, if no impairment loss had been recognized.

Property and equipment

Property and equipment are stated at cost less accumulated depreciation. Major renewals and improvements are charged to the property accounts, while maintenance and repairs, which do not extend the useful life of the respective assets, are expensed as incurred. Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets. The estimated useful lives of the assets are as follows:

PROTECH HOME MEDICAL CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED SEPTEMBER 30, 2020 AND 2019

(Tabular dollar amounts expressed in thousands of Canadian Dollars, except per share amounts)

3.	Summary of significant accounting policies (Continued)

Property and equipment (Continued)

Description	Estimated Useful Lives
Rental Equipment	1-5 years
Computer equipment	3-5 years
Office furniture and fixtures	5-10 years
Leasehold Improvements	Life of lease (1- 7 years)
Right-of-use vehicles	5 years
Right-of-use real estate	1-6 years

Depreciation of monitoring equipment commences once it has been deployed to a patient’s address and put in use. Property and equipment and other non-current assets with definite useful lives are tested for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable.

Intangible assets

The Company has recorded various intangible assets consisting primarily of non-compete agreements, trademarks, customer contracts and customer relationships.

Non-compete agreements are the value associated with the non-compete agreements entered by the sellers of purchased companies.

Trademarks are the purchase price allocation for the value associated with the trade name of the acquired Company.

Customer contracts are comprised of the purchase price allocation of the present value of expected future customer billings based on the statistical life of a customer.

Customer relationships are the value given in the purchase price allocation to the long-term associations with referral sources such as doctors, medical centers, etc.

Finite life intangible assets are amortized on a straight-line basis over the estimated useful lives of the related assets as follows:

Description	Estimated Useful Lives
Non-compete agreements	5 years
Trademarks	10 years
Customer contracts	2 years
Customer relationships	10 years

Gains or losses arising from de-recognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in the Statements of Net Loss and Comprehensive Loss when the asset is derecognized.

The Company reviews the estimates for useful lives on an annual basis, or more frequently if events during the year indicate that a change may be required, with consideration given to technological obsolescence and other relevant business factors. A change in management’s estimate could impact depreciation/amortization expense and the carrying value of property and equipment and intangible assets.

PROTECH HOME MEDICAL CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED SEPTEMBER 30, 2020 AND 2019

(Tabular dollar amounts expressed in thousands of Canadian Dollars, except per share amounts)

3.	Summary of significant accounting policies (Continued)

Intangible assets (Continued)

New standards and interpretations adopted

The following new or amended accounting standards were adopted by the Company for the year ended September 30, 2020:

IFRS 16, Leases

Effective October 1, 2019, the Company adopted IFRS 16, Leases. IFRS 16 eliminates the distinction between operating and finance leases from the perspective of the lessee. All contracts that meet the definition of a lease will be recorded in the statement of financial position with a “right of use” asset and a corresponding liability at the present value of the future lease payments using the lessee’s incremental borrowing rate of 8%.

The Company elected to adopt IFRS 16 using the modified retrospective approach. Under this approach, the Company will not restate its comparative figures, but will recognize the cumulative effect of adopting IFRS 16 as an adjustment to opening statement of financial position, with the recognition of $3,456,000 of right of use assets and finance lease obligations on October 1, 2019. On the consolidated statement of income, the impact of the adoption of IFRS 16 is to increase depreciation expense and interest expense and decrease other operating expenses.

The Company elected to apply the practical expedient to exclude recognition of right of use assets and lease liabilities for real estate, computer equipment, and office furniture leases under 12 months in duration or for which the lease term ends within 12 months of initial application for leases, and for low-value assets. The Company also elected to apply IFRS 16 only to the contracts that were previously identified as leases. Contracts that were not identified as leases under IAS 17 Leases will not be reassessed for whether a lease exists.

Lease expenses for short-term leases included in operating expenses, facilities (Note 15) totaled $803,000 for the year ended September 30, 2020.

Reconciliation of lease liabilities pursuant to IFRS 16:
Operating lease commitments as at September 30, 2019	$4,360
Recognition exemption for short-term leases	(497)
Gross lease liabilities as at September 30, 2019	3,863
Amounts representing interest	(407)
Additional lease liabilities as a result of adoption of IFRS 16	$3,456

As of October 1, 2019, approximately $1,934,000 of vehicles were already accounted for as lease liabilities.

PROTECH HOME MEDICAL CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED SEPTEMBER 30, 2020 AND 2019

(Tabular dollar amounts expressed in thousands of Canadian Dollars, except per share amounts)

4.	Acquisition of businesses and purchase accounting

Acquisition of Cooley Medical Equipment, Inc.

Effective October 1, 2019, the Company, through PHM Logistics Corporation, entered into a purchase agreement to acquire the shares of Cooley Medical Equipment, Inc. (Cooley), a Kentucky company in the same industry as the Company. The purchase price was $3,617,000, of which $3,089,000 was paid in cash at closing ($2,408 of which was paid to US Department of Justice against settlement of a litigation pending against the Cooley as on the date of acquisition, on behalf of seller), and the balance of $528,000 to be paid on the 18-month anniversary of the acquisition discounted at 3.86%. Of the cash portion of the purchase price, $2,416,000 was paid to the US Department of Justice to pay off a settlement agreement into which Cooley had entered. The Company has determined that the transaction is an acquisition of a business under IFRS 3 and it has been accounted for by applying the acquisition method. The Company expensed $55,000 of legal expenses, included in acquisition-related costs) in conjunction with the acquisition.

The acquired business contributed pro forma and actual revenue of approximately $8,000,000 and net loss of approximately $300,000 for the year ended September 30, 2020, primarily due to depreciation expense.

The fair value of the acquired assets was as follows:

Cash	$106
Accounts receivable	801
Inventory	1,018
Prepaid assets	55
Property and equipment	2,440
Right of use assets	1,430
Intangible asset - Brand	106
Intangible asset – Non-compete	26
Intangible asset – Customer relationships	437
Goodwill	560
Accounts payable and accrued liabilities	(1,079)
Deferred revenue	(271)
Equipment loans	(674)
Lease liabilities	(1,338)
Net assets acquired	$3,617

Cash paid at closing	$3,089
Cash to be paid after closing, included in accrued liabilities	528
Consideration paid or payable	$3,617

The goodwill is attributable to expected synergies from the combining operations. None of the goodwill is expected to be deductible for tax purposes~~.~~

PROTECH HOME MEDICAL CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED SEPTEMBER 30, 2020 AND 2019

(Tabular dollar amounts expressed in thousands of Canadian Dollars, except per share amounts)

4.	Acquisition of businesses and purchase accounting (Continued)

Acquisition of Acadia Medical Supply, Inc.

Effective December 1, 2019, the Company, through PHM Logistics Corporation, entered into a purchase agreement to acquire the shares of Acadia Medical Supply, Inc. (Acadia), a Maine company in the same industry as the Company. The purchase price was $1,961,000, of which $1,334,000 was paid in cash at closing, and the balance of $627,000 to be paid on the one- and two-year anniversaries of the acquisition discounted at 3.86%. The Company has determined that the transaction is an acquisition of a business under IFRS 3 and it has been accounted for by applying the acquisition method. The Company expensed $29,000 of legal expenses included in operating expenses in conjunction with the acquisition.

Pro forma revenues and net income for Acadia for the year ended September 30, 2020 were approximately $4,400,000 and $500,000, respectively. Of those amounts, revenues of approximately $3,700,000 and net income of approximately $400,000 contributed to the Company’s results for the period from December 1, 2019 through September 30, 2020.

The fair value of the acquired assets was as follows:

Cash	$79
Accounts receivable	190
Inventory	327
Property and equipment	514
Right of use asset	323
Other assets	10
Intangible asset - Brand	173
Intangible asset – Non-compete	40
Intangible asset – Customer relationship	611
Goodwill	498
Accounts payable and accrued liabilities	(368)
Deferred revenue	(59)
Equipment loans	(181)
Lease liabilities	(196)
Net assets acquired	$1,961
Cash paid at closing	$1,334
Cash to be paid after closing, included in accrued liabilities	303
Cash to be paid after closing, included in other ling-term liabilities	324
Consideration paid or payable	$1,961

The goodwill is attributable to expected synergies from the combining operations. None of the goodwill is expected to be deductible for tax purposes.

PROTECH HOME MEDICAL CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED SEPTEMBER 30, 2020 AND 2019

(Tabular dollar amounts expressed in thousands of Canadian Dollars, except per share amounts)

4.	Acquisition of businesses and purchase accounting (Continued)

Acquisition of Health Technology Resources, L.L.C.

Effective August 17, 2020, the Company, through PHM Logistics Corporation, entered into a purchase agreement to acquire the shares of Health Technology Resources, L.L.C. (“HTR”), an Illinois company in the same industry as the Company. The purchase price was $7,062,000, of which $6,364,000 was paid in cash at closing, and the balance of $698,000 to be paid after closing. The $698,000 is comprised of (a) a holdback due on the two-year anniversary of the acquisition discounted at 3.86% for a value of $243,000, (b) Payroll Protection Plan funds of $274,000 to be paid on upon forgiveness, and (c) an earnout valued at $181,000. The earnout could be as high as $660,000 and the fair value was based on a Monte Carlo simulation. The Company has determined that the transaction is an acquisition of a business under IFRS 3 and it has been accounted for by applying the acquisition method. The Company expensed $36,000 of legal expenses included in acquisition-related expenses in conjunction with the acquisition.

Pro forma revenues and net income for HTR for the year ended September 30, 2020 were approximately $5,500,000 and $2,000,000, respectively. Of those amounts, revenues of approximately $600,000 and net income of approximately $150,000 contributed to the Company’s results for the period from August 17, 2020 through September 30, 2020.

The fair value of the acquired assets was as follows:

Cash	$185
Accounts receivable	528
Inventory	102
Property and equipment	285
Prepaid assets	20
Intangible asset - Brand	436
Intangible asset – Non-compete	92
Intangible asset – Customer relationships	3,447
Goodwill	2,217
Accounts payable and accrued liabilities	(140)
Deferred revenue	(110)
Net assets acquired	$7,062
Cash paid at closing	$6,364
Cash to be paid after closing, included in accrued liabilities	274
Cash to be paid after closing, included in other long-term liabilities	424
Consideration paid or payable	$7,062

The goodwill is attributable to expected synergies from the combining operations. The goodwill is expected to be deductible for tax purposes

PROTECH HOME MEDICAL CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED SEPTEMBER 30, 2020 AND 2019

(Tabular dollar amounts expressed in thousands of Canadian Dollars, except per share amounts)

4. Acquisition of businesses and purchase accounting (Continued)

Acquisition of Central Oxygen Inc. (Central Oxygen)

On October 31, 2018, the Company, through one of its indirect wholly owned subsidiaries, entered into a purchase agreement to acquire all of the shares of Central Oxygen, an Indiana company in the same industry as the Company. The purchase price was $788,000, of which $624,000 was payable in cash and $164,000 was settled by issuance of 227,491 shares at a fair value of $0.72 per share.

The fair value of the acquired assets was as follows:

Cash	$10
Accounts receivable	31
Inventory	164
Prepaid assets	5
Property and equipment	59
Goodwill	531
Accrued liabilities	(12)
Net assets acquired	$788

Cash paid at closing	$394
Cash paid after closing	230
Shares issued	164
Consideration paid or payable	$788

Acquisition of Riverside Medical Inc. (Riverside)

On October 31, 2018, the Company, through one of its indirect wholly owned subsidiaries, entered into a purchase agreement to acquire all of the shares of Riverside Medical Inc. (Riverside), a Tennessee company in the same industry as the Company. The purchase price was $132,000, paid in cash.

The fair value of the acquired assets was as follows:

Cash	$10
Accounts receivable	33
Inventory	34
Property and equipment	109
Intangible asset – customer contracts	160
Advance to shareholder	37
Accounts payable	(31)
Debt	(178)
Accrued liabilities	(42)
Net assets acquired	$132

Cash	132
Consideration paid	$132

5.	Accounts receivable

Accounts receivable represents amounts due from insurance companies and patients:

	As at September 30, 2020	As at September 30, 2019
Gross receivable	$18,842	$15,463
Reserve for expected credit losses	(6,717)	(3,073)
	$12,125	$12,390

PROTECH HOME MEDICAL CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED SEPTEMBER 30, 2020 AND 2019

(Tabular dollar amounts expressed in thousands of Canadian Dollars, except per share amounts)

5. Accounts receivable (Continued)

As at September 30, 2020	Gross Receivables	Allowance for expected credit losses	Net Receivables
0 – 90 days	$10,294	$(1,386)	$8,908
91 – 180 days	2,782	(1,201)	1,581
Over 180 days	5,766	(4,130)	1,636
Total	$18,842	$(6,717)	$12,125

Below is the movement in the reserve for expected credit losses:

Reserve for expected credit losses	Year ended September 30, 2020	Year ended September 30, 2019
Opening Balance	$3,073	$2,501
Bad debt expense	8,668	5,686
Bad debt expense – discontinued operations	-	62
Amounts written off	(5,024)	(5,176)
Ending Balance	$6,717	$3,073

6.	Inventory

	As at September 30, 2020	As at September 30, 2019
Serialized	$2,843	$1,038
Non-serialized	5,824	3,770
Reserve for slow-moving	(111)	(70)
Total inventory	$8,556	$4,738

The reserve for slow-moving is included under cost of inventory sold in the statement of loss and comprehensive loss.

7.	Property and equipment (Restated)

Cost	Rental equipment	Computer equipment	Office furniture and fixtures	Leasehold improvements	Right of use assets - Vehicles	Right of use assets – Real estate	Total
Balance September 30, 2018	$37,201	$1,173	$635	$1,364	$2,875	$-	$43,248
Transfers from inventory	11,269	-	-	-	-	-	11,269
Additions	-	35	4	166	1,226	-	1,431
Acquisitions	125	-	4	2	36	-	167
Disposals	(11,992)	(457)	(62)	(5)	(770)	-	(13,286)
Disposal – discontinued operations	(1,999)	(106)	(21)	(7)	-	-	(2,133)
Foreign exchange	773	23	14	28	59	-	897
Balance September 30, 2019	$35,377	$668	$574	$1,548	$3,426	$-	$41,593
Transfers from inventory	10,330	-	-	-	-		10,330
Additions – adoption of IFRS 16	-	-	-	-	-	3,456	3,456
Additions	-	7	-	116	1,069	1,797	2,989
Acquisitions	3,089	-	-	243	211	1,452	4,995
Disposals	(18,804)	(459)	(142)	(199)	(992)	(7)	(20,603)
Foreign exchange	111	11	12	116	117	(37)	322
Balance September 30, 2020	$30,103	$227	$444	$1,824	$3,831	$6,661	$43,082

PROTECH HOME MEDICAL CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED SEPTEMBER 30, 2020 AND 2019

(Tabular dollar amounts expressed in thousands of Canadian Dollars, except per share amounts)

7. Property and equipment (Restated) (Continued)

Accumulated Depreciation	Rental equipment	Computer equipment	Office furniture and fixtures	Leasehold improvements	Right of use assets - Vehicles	Right of use assets – Real estate	Total
Balance September 30, 2018	$19,676	$753	$303	$263	$1,365	$-	$22,360
Depreciation	12,490	171	104	67	534	-	13,366
Depreciation – Discontinued operations	370	4	2	1	-	-	377
Disposals	(12,006)	(374)	(61)	(3)	(648)	-	(13,092)
Disposals – Discontinued operations	(1,134)	(87)	(15)	(7)	-	-	(1,243)
Foreign exchange	161	24	11	19	114	-	329
Balance September 30, 2019	$19,557	$491	$344	$340	$1,365	$-	$22,097
Depreciation	15,380	100	96	167	894	2,016	18,653
Disposals	(18,775)	(458)	(142)	(199)	(783)	(5)	(20,362)
Foreign exchange	261	9	8	103	99	(18)	461
Balance September 30, 2020	$16,423	$142	$306	$411	$1,575	$1,993	$20,849

Net Book Value	Monitoring equipment	Computer equipment	Office furniture and fixtures	Leasehold improvements	Right of use assets - Vehicles	Right of use assets – Real estate	Total
Balance September 30, 2018	$17,525	$420	$332	$1,101	$1,510	$-	$20,888
Balance September 30, 2019	$15,820	$177	$230	$1,208	$2,061	$-	$19,496
Balance September 30, 2020	$13,680	$85	$138	$1,413	$2,256	$4,668	$22,240

During the years ended September 30, 2020 and 2019, the Company purchased rental equipment through the conversion of accounts payable to loans arranged by the vendor with a financing institution of $9,445,000 and $10,040,000, respectively (see Note 11).

PROTECH HOME MEDICAL CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED SEPTEMBER 30, 2020 AND 2019

(Tabular dollar amounts expressed in thousands of Canadian Dollars, except per share amounts)

8.	Goodwill and intangible assets

Cost	Goodwill	Non-compete agreements	Brand	Customer contracts	Customer relationships	Subtotal intangibles with finite lives	Total
Balance September 30, 2018	$1,839	$669	$1,736	$4,826	$10,994	$18,225	$20,064
Disposals	-	-	-	-	(43)	(43)	(43)
Acquisitions	531	-	-	160	-	160	691
Impairment of goodwill	(531)	-	-	-	-	-	(531)
Foreign exchange	42	15	40	113	253	421	463
Balance September 30, 2019	1,881	684	1,776	5,099	11,204	18,763	20,644
Disposals	-	-	-	-	(110)	(110)	(110)
Acquisitions	3,275	158	715	-	4,495	5,368	8,643
Foreign exchange	39	7	18	37	(127)	(65)	(26)
Balance September 30, 2020	$5,195	$849	$2,509	$5,136	$15,462	$23,956	$29,151
Accumulation amortization	Goodwill	Non-compete agreements	Brand	Customer contracts	Customer relationships	Subtotal intangibles with finite lives	Total
Balance September 30, 2018	$-	$575	$1,047	$4,826	$8,502	$14,950	$14,950
Amortization	-	48	105	-	450	603	603
Disposals	-	-	-	-	(43)	(43)	(43)
Foreign exchange	-	13	24	111	194	342	342
Balance September 30, 2019	-	636	1,176	4,937	9,103	15,852	15,852
Amortization	-	55	139	157	561	912	912
Disposals	-	-	-	-	(110)	(110)	(110)
Foreign exchange	-	6	4	35	(185)	(140)	(140)
Balance September 30, 2020	$-	$697	$1,319	$5,129	$9,369	$16,514	$16,514
Net carrying amount	Goodwill	Non-compete agreements	Brand	Customer contracts	Customer relationships	Subtotal intangibles with finite lives	Total
Balance September 30, 2018	$1,839	$94	$689	$-	$2,492	$3,275	$5,114
Balance September 30, 2019	$1,881	$48	$600	$162	$2,101	$2,911	$4,792
Balance September 30, 2020	$5,195	$152	$1,190	$7	$6,093	$7,442	$12,637

Goodwill Continuity

	Balance September 30, 2019	Acquired through business combination	Impairment loss recognized during the year	Change due to foreign exchange	Balance September 30, 2020
Legacy	$1,881	$-	$-	$10	$1,891
Cooley	-	560	-	6	566
Acadia	-	498	-	2	500
HTR	-	2,217	-	21	2,238
Total	$1,881	$3,275	$-	$39	$5,195

PROTECH HOME MEDICAL CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED SEPTEMBER 30, 2020 AND 2019

(Tabular dollar amounts expressed in thousands of Canadian Dollars, except per share amounts)

8. Goodwill and intangible assets (Continued)

Cash generating units value in use versus carrying value comparison

	Value in Use of CGU as at September 30, 2020	Carrying value of CGU as of September 30, 2020	Excess (deficit) of fair value over carrying value as at September 30, 2020
Legacy	$13,943	$5,670	$8,273
Cooley	5,462	4,523	939
Acadia	3,517	2,597	920
HTR	6,951	6,692	259
Total	$29,873	$19,482	$10,391

The Company’s annual goodwill impairment testing for the year ended September 30, 2019 determined that the carrying value of Central Oxygen CGU exceeded their value in use, and as a result, the Company recorded a goodwill impairment charge of $531,000. The impairment resulted from a decline in the expected performances of these businesses relative to expectations at the time the acquisitions were consummated.

The impairment was determined based on a value in use calculation which uses cash flow projections covering a five-year period and a discount rate of 17% per annum. The cash flows beyond the five-year period have been extrapolated using (terminal growth rates of 0%) per annum growth rate. Where the value in use for a particular CGU was less than the carrying amount of the assets, the recoverable amounts for those assets have been determined based on value in use model.

No impairment has been recognized in the current year as carrying value of the applicable CGUs is less than the value in use as of September 30, 2020.

The impairment is determined based on a value in use calculation which uses cash flow projections covering a five-year period and a discount rate of 16% to 19% per annum. The cash flows beyond the five-year period have been extrapolated using (terminal growth rates of 1%) per annum growth rate. Where the value in use for a particular CGU was less than the carrying amount of the assets, the recoverable amounts for those assets have been determined based on value in use model. A 0.5% change in the discount rate for all CGUs would impact the value in use by approximately $900,000. A 0.5% change in the terminal growth rate for all CGUs would impact the value in use by approximately $200,000.

9. Deferred Income - CARES Act

During the year ended September 30, 2020, the Company received payments related to the two separate provisions of the CARES Act.

Payroll Protection Plan (“PPP’)

On April 21, 2020, the Company received approximately $6,000,000 (approximately $5,700,000 at the September 30 exchange rate) related to the PPP, which was to assist companies in maintaining their workforce. The PPP provided for loans to qualifying businesses for amounts up to 2.5 times of the average monthly payroll expenses. The loans and accrued interest are forgivable as long as the borrower uses the loan proceeds for eligible purposes, including payroll, benefits, rent, and utilities for up to twenty-four weeks, and maintains certain payroll levels. The unforgiven portion of the PPP loan is payable over two years in monthly equal instalments of $236,317 each, commencing from seventh month from the date of issuance of grant, resulting in the current portion of the PPP being $3,465,000, and the long-term portion being $3,052,000. The loan is subject to interest 1%, commencing from the 7th month.

Since the Company expects to meet the PPP’s eligibility criteria and has concluded that the PPP loan represents, in substance, a grant that is expected to be forgiven, it has accounted for the proceeds under IAS 20, Accounting for Government Grants and Disclosure of Government Assistance. The cash inflow has been reported as a financing activity.

PROTECH HOME MEDICAL CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED SEPTEMBER 30, 2020 AND 2019

(Tabular dollar amounts expressed in thousands of Canadian Dollars, except per share amounts)

9. Deferred Income - CARES Act (Continued)

Public Health and Social Services Emergency Fund (“Relief Fund”)

During the year ended September 30, 2020, the Company received approximately $2,400,000 from the Relief Fund, which was established to support healthcare providers to prevent, prepare for, and respond to coronavirus, including health care related expenses or lost revenues, subject to certain terms and conditions. If those terms and conditions are met, payments do not need to be repaid. No expenses related to the PPP can be used to meet the terms and conditions for the Relief Fund.

Since the Company expects to meet the Relief Fund’s terms and conditions, it has accounted for the proceeds under IAS 20, Accounting for Government Grants and Disclosure of Government Assistance. The cash inflow has been reported as a financing activity. The original proceeds were recognized as a liability, which was reduced based on certain related costs relates incurred. The reduction of the liability by $1,569,000 has been included under other expense / (income) in the statement of loss and other comprehensive loss.

10.	Derivative warrant liability

On June 29, 2020, the Company completed a bought deal public offering, a concurrent brokered private placement, and a non-brokered private placement to the Company’s Chief Executive Officer and a director of the Company, for 25,001,000, 1,750,000 and 927,826 units, respectively. Each unit issued was issued at a price of $1.15 for total gross proceeds of $31,831,000 and consisted of one common share and one-half of one common share purchase warrant (each whole warrant, a “Warrant”), for a total of 13,839,410 Warrants. Each Warrant will be exercisable to acquire one common share for a period of 12 months following the closing at an exercise price of $1.60 per share. The Warrants are recorded as a liability since they are denominated in Canadian Dollars and the Company’s functional currency is US Dollars. The liability is recorded at fair value, using the Black-Scholes pricing model revaluation is performed each period end, with the change in fair value recorded in the caption “Loss (gain) on fair value of financial liabilities.” Upon exercise, the warrant liability will be derecognized and transferred to equity. The fair value of the Warrants was valued at September 30, 2020 at $0.18 for a total value of $2,475,000, and at June 29, 2020, at $0.16 for a total of $2,208,000, and a loss of $267,000 was recorded. The Black-Scholes pricing model was used to value the warrant with the following assumptions:

	As at September 30, 2020	At Issuance
Share price	$1.31	$1.12
Risk-free interest rate	0.23%	0.28%
Expected volatility	60.8%	65.8%
Expected life of warrant	0.75 years	1 year
Expected dividend yield	0%	0%

A 5% change in the volatility would change the value by approximately $300,000.

PROTECH HOME MEDICAL CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED SEPTEMBER 30, 2020 AND 2019

(Tabular dollar amounts expressed in thousands of Canadian Dollars, except per share amounts)

Warrant activity for the year ended September 30, 2020 is provided below:

Amount
Balance September 30, 2019	$-
Issued	2,208
Change in fair value	267
Balance September 30, 2020	$2,475

	Number (000s)	Weighted average exercise price
Balance, September 30, 2019	-	$-
Issued	13,839	1.60
Balance, September 30, 2020	13,839	$1.60

11.	Long-term debt (Restated)

Debentures

On March 7, 2019, the Company issued $15,000,000 in 8.0% Convertible Unsecured Debentures due March 7, 2024, with interest payable semi-annually on June 30 and December 31. Each $1,000 debenture is convertible at the option of the holder into approximately 769.23 common shares. As of September 30, 2020, $4,000 of debentures had been converted into common shares. After three years, the Company can force conversion of the outstanding principal at conversion price of $1.30, if the daily volume weighted average price of the common shares exceeds $1.62 per share for twenty consecutive trading days. The debenture agreement also allows for payment of cash in lieu of common shares upon exercise of conversion right by the holder, equivalent of the market price on the conversion date.

The debentures contain multiple embedded derivatives including conversion right, forced conversion option and payment in lieu of common shares. Since the Company is unable to measure the fair value of embedded derivatives reliably, it has chosen to designate the convertible debentures in their entirety (including conversion right, forced conversion option and payment in lieu of common shares) to be subsequently measured at fair value through profit or loss (FVTPL).

The debentures are valued at fair value using the current trading price of $115 and $93 as of September 30, 2020 and 2019, respectively, per unit. There were total 14,996 units outstanding as of year end resulting in a loss of $3,279,000 for the year ended September 30, 2020 and a gain of $1,034,000 for the year ended September 30, 2019. Following is the movement in these debentures:

	Year ended September 30,2020	Year ended September 30,2019
Beginning Balance	$13,966	$-
Issued	-	15,000
Change in fair value	3,279	(1,034)
Ending Balance	$17,245	$13,966

Interest of $1,200,000 was charged during the year on these convertible debentures which is included in the statement of loss and other comprehensive loss.

The Company issued compensation options to the underwriters for 519,231 shares of the Company at an exercise price of $1.30 for a period of two years from the closing of the transaction. The fair value of the options has been valued at $0.34 for a total of $175,000, using the Black-Scholes pricing model with the following assumptions:

Exercise price per share	$1.30
Risk-free interest rate	1.62%
Expected volatility	87.4%
Expected life of option	2 years
Expected dividend yield	0.0%

Compensation options activity for the year ended September 30, 2020 is provided below:

	Number (000s)	Weighted average exercise price
Balance, September 30, 2019	519	$1.30
Balance, September 30, 2020	519	$1.30

During 2014, the Company issued $8,625,000 in unsecured subordinated debentures due December 31, 2019. The debentures were repaid in April 2019 for $8,970,000, including a prepayment premium. The carrying value of the debentures at settlement was $7,864,000, resulting in a loss on early extinguishment of $1,106,000 due to unaccreted balance and premium paid due to early settlement.

PROTECH HOME MEDICAL CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED SEPTEMBER 30, 2020 AND 2019

(Tabular dollar amounts expressed in thousands of Canadian Dollars, except per share amounts)

11. Long-term debt (Restated) (Continued)

Equipment Loans

The Company is offered financing arrangements from their suppliers and their designated financial institution, in which payments for certain invoices or products can be financed and paid over an extended period. The financial institution pays the supplier when the original invoice becomes due, and the Company pays the third-party financial institution over a period of time. In some cases, the supplier accepts a discounted amount from the financial institution and the Company repays the financial institution the face amount of the invoice with no stated interest, in twelve equal monthly installments. The Company uses a 6% incremental borrowing rate to impute interest on these arrangements. In other cases, the supplier receives the full invoice price and Company pays a stated interest rate to the financial institution, ranging from 5.6% to 8.0%, with the terms of the financing ranging from 12 to 48 months. There are no covenants with the loans and the carrying value of the equipment that is pledged as security against these loans is $6,683,000.

Following is the activity in equipment loans for the years ended September 30, 2020 and 2019:

Balance, September 30, 2018	$12,825
Additions	10,040
Interest expense	840
Repayments of principal and interest	(14,785)
Effect of changes in exchange rates	755
Balance, September 30, 2019	$9,675
Additions:
Acquisitions	855
Operations	9,445
Interest expense	659
Repayments of principal and interest	(14,122)
Effect of changes in exchange rates	(176)
Balance, September 30, 2020	$6,336
Current portion	(5,751)
Long-term portion, due in 2022	$585

Lease Liabilities

The Company enters in lease for real estate and vehicles. Real estate leases are valued at the net present value of the future lease payments at an 8% incremental borrowing rate. Vehicle leases are recorded at rate implicit in the lease based on the current value and the estimated residual value of the vehicle, equating to rates ranging from 1.7% to 10.4%.

Following is the activity of lease liabilities for the years ended September 30, 2020 and 2019:

	Vehicles	Real estate	Total
Balance, September 30, 2018	1,080	-	1,080
Additions	1,222	-	1,222
Interest expense	92	-	92
Repayments of principal and interest	(508)	-	(508)
Effect of changes in exchange rates	48	-	48
Balance, September 30, 2019	$1,934	$-	$1,934
Additions during the year:
Adoption of IFRS 16, Leases	-	3,456	3,456
Acquisitions	87	1,452	1,539
Operations	1,069	1,797	2,866
Interest expense	186	435	621
Repayments of principal and interest	(1,097)	(2,236)	(3,333)
Effect of changes in exchange rates	(8)	(50)	(58)
Balance, September 30, 2020	$2,171	$4,854	$7,025

PROTECH HOME MEDICAL CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED SEPTEMBER 30, 2020 AND 2019

(Tabular dollar amounts expressed in thousands of Canadian Dollars, except per share amounts)

11. Long-term debt (Restated) (Continued)

Lease Liabilities (Continued)

	As at September 30,2020	As at September 30,2019
Lease liabilities	$7,025	$1,934
Current portion of lease liabilities	(2,717)	(557)
Net long-term lease liabilities	$4,308	$1,377

Future gross payments pursuant to lease liabilities are as follows:

	As at September 30,2020	As at September 30,2019
Less than 1 year	$3,193	$595
Between 1 and 5 years	4,665	1,685
More than five years	93	-
Total	$7,951	$2,280

Below is the reconciliation of total future minimum lease payments and its present value at the end of the reporting period:

	As at September 30,2020	As at September 30,2019
Gross lease payments	$7,951	$2,280
Less: finance charges	(926)	(346)
Net lease liabilities	$7,025	$1,934

Revolving Credit Facility

On September 18, 2020, the Company entered into a US$20,000,000 asset-based revolving credit facility with a US bank. No balance was outstanding from September 18 through September 30, 2020. The facility matures in September 2024 and bears interest at floating rate of LIBOR plus 2.0% to 2.5%, with a LIBOR floor of 0.5% and has an unused fee of 0.3%. The facility is subject to a borrowing base based on a percentage of eligible accounts receivable and customer rental contracts, which totaled approximately US$11,900,000 as of September 30, 2020. Issuance costs of $768,000 were incurred, are recorded in “other long-term assets” on the consolidated balance sheet and are being amortized on a straight-line over the four-year term of the facility.

12. Share capital

The Company considers its capital to be shareholders’ equity, which is comprised of share capital, contributed surplus, accumulated other comprehensive income (loss), and accumulated deficit, in the amount of $37,663,000 as at September 30, 2020 and $17,245,000 as at September 30, 2019.

The Company raises capital, as necessary, to meet its needs and take advantage of perceived opportunities and, therefore, does not have a numeric target for its capital structure. Funds are primarily secured through equity, and long-term debt, including debentures, equipment loans and leases.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. The Company invests all capital that is surplus to its immediate operational needs in short-term, liquid and highly rated financial instruments, such as cash, and short-term guarantee deposits, held with major Canadian and US financial institutions.

Authorized share capital

The Company’s authorized share capital consists of an unlimited number of common shares and an unlimited number of preferred shares issuable in series. The preferred shares issuable in series will have the rights, privileges, restrictions, and conditions assigned to the series upon the Board of Directors approving their issuance.

PROTECH HOME MEDICAL CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED SEPTEMBER 30, 2020 AND 2019

(Tabular dollar amounts expressed in thousands of Canadian Dollars, except per share amounts)

12. Share capital (Continued)

Issued share capital

The Company has only one class of common stock outstanding. Effective December 31, 2018, the Company consolidated its issued and outstanding common shares based on one post-consolidation common share for every five pre-consolidation common shares.

Common shares are classified as equity. Incremental costs directly attributable to the issuance of common shares are recognized as a reduction of equity, net of any tax effects. Accumulated other comprehensive income represents items such as cumulative, foreign currency translation adjustments, the change in equity arising from unrealized gains and losses from financial instruments designated as available-for-sale, and changes in fair value of derivatives designated as cash flow hedges, and is presented as a separate component of shareholders’ equity on the Consolidated Statements of Financial Position. The Company does not currently participate in hedging activities.

Bought deals and private placements

On June 29, 2020, the Company completed a bought deal public offering, a concurrent brokered private placement, and a non-brokered private placement to the Company’s Chief Executive Officer and a director of the Company, for 25,001,000, 1,750,000, and 927,826 units, respectively. The 1,750,000 units were subject to a 4-month restriction. Each unit issued was issued at a price of $1.15 for total gross proceeds of $31,831,000 and consisted of one common share and one-half of one common share purchase warrant (each whole warrant, a “Warrant”). The fair value of the Warrants was recorded as a liability and valued at June 29, 2020, at $0.16 for a total of $2,208,000, using the Black-Scholes pricing model, as described in Note 10. Upon exercise, the warrant liability will be derecognized and transferred to equity.

Issuance costs of $3,873,000 in cash, including underwriters’ commission of $1,692,000, were incurred. These costs were allocated ratably between common shares and warrant liability, with $3,589,000 recorded as a reduction of shareholders’ equity and $284,000 recorded as “Transaction costs on issuance of financial liabilities” on the consolidated statement of (loss) income. The Company issued compensation options to the underwriter for 1,471,305 shares at the issue price of $1.15 for a period of two years from the closing of the offering. The fair value of the options has been valued at $0.42 for a total of $622,000, using the Black-Scholes pricing model with the following assumptions:

Exercise price per share	$1.15
Share price at date of issuance	$1.12
Risk-free interest rate	0.25%
Expected volatility based on most recent 12 months’ trading price	71.0%
Expected life of option	2 years
Expected dividend yield	0.00%

Activity for the June 2020 compensation options for the year ended September 30, 2020 is as follows:

	Number (000s)	Weighted average exercise price
Balance, September 30, 2019	-	$-
Issued	1,471	1.15
Exercised	(60)	1.15
Balance, September 30, 2020	1,411	$1.15

The share price on the date of exercise was $1.34.

On November 2, 2018, the Company completed a bought deal offering of 5,649,600 common shares of the Company at a price of $0.60 per share for gross proceeds to the Company of $3,390,000. In conjunction with this transaction, the Company also completed non-brokered private placement of 1,833,333 common shares to officers and directors at the $0.60 issue price for gross proceeds to the Company of $1,100,000. Issuance costs of $343,000 in cash were incurred. The Company issued compensation options to the underwriter for 367,224 shares at the issue price of $0.60 for a period of 24 months from the closing of the offering. The fair value of the options

PROTECH HOME MEDICAL CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED SEPTEMBER 30, 2020 AND 2019

(Tabular dollar amounts expressed in thousands of Canadian Dollars, except per share amounts)

12. Share capital (Continued)

has been valued at $0.36 for a total of $132,000, using the Black-Scholes pricing model with the following assumptions:

Exercise price per share	$0.60
Share price at date of issuance	$0.36
Risk-free interest rate	2.35%
Expected volatility based on most recent 12 months’ trading prices	87.88%
Expected life of option	2 years
Expected dividend yield	0.00%

Activity for the November 2018 compensation options for the years ended September 30, 2020 and 2019 is as follows:

	Number (000s)	Weighted average exercise price
Balance, September 30, 2018	-	$-
Issued	367	0.60
Balance, September 30, 2019	367	0.60
Exercised	(367)	0.60
Balance, September 30, 2020	-	$-

The weighted average share price on the dates of exercise was $1.30.

Employee and consultant options

The Company has a stock option plan, which it uses for grants to directors, officers, employees, and consultants. Options granted under the plan are non-assignable and may be granted for a term not exceeding ten years. Stock options vest immediately or over varying time periods up to three years. A summary of stock options is provided below:

	Number (000’s)	Weighted average exercise price
Balance September 30, 2018	9,804	$0.45
Issued	2,140	0.73
Exercised	(56)	0.38
Forfeited	(496)	0.53
Balance September 30, 2019	11,392	$0.49
Issued	100	1.10
Exercised	(522)	0.58
Expired	(442)	1.10
Forfeited	(22)	0.38
Balance September 30, 2020	10,506	$0.48

At September 30, 2020, the Company had 10,500,000 vested, exercisable stock options with a weighted average exercise price of $0.49. At September 30, 2019, the Company had 11,148,000 vested, exercisable stock options with a weighted average exercise price of $0.49. The weighted average share price on the dates of exercise shares was $1.05.

The Company accounts for stock-based compensation, including stock options, using the fair value method as prescribed by IFRS 2. Under this method, the fair value of stock options at the date of grant is amortized over the vesting period and the offsetting credit is recorded as an increase in contributed surplus.

For the year ended September 30, 2020, the Company recorded total stock-based compensation expense of $230,000. For the year ended September 30, 2019, the Company recorded total stock-based compensation expense of $2,063,000. The fair value of the stock options has been charged to the statement of income (loss) and comprehensive loss and credited to contributed surplus over the proper vesting period, using the Black-Scholes option pricing model calculated using the following assumptions:

PROTECH HOME MEDICAL CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED SEPTEMBER 30, 2020 AND 2019

(Tabular dollar amounts expressed in thousands of Canadian Dollars, except per share amounts)

12. Share capital (Continued)

	Year ended September 30,2020	Year ended September 30,2019
Share price at dates of issuance	$0.96	$0.63 - $0.90
Risk-free interest rate	1.63%	1.26% - 2.24%
Expected volatility based on most recent 12 months’ trading prices	83.2%	84.7% - 118.2%
Expected life of option	4 Years	2-10 Years
Expected dividend yield	Nil	Nil

13. Deferred Revenue

Activity for deferred revenue for the years ended September 30, 2020 and 2019 is as follows:

Balance, September 30, 2018	$1,904
Net Change	-
Balance, September 30, 2019	1,904
Net Change	502
Balance, September 30, 2020	$2,406

14. Commitments and Contingencies

Commitments

The Company leases certain facilities with terms of less than a year that are classified as operating leases. Future payments pursuant to these leases are $155,000 as of September 30, 2020., which are all due in less than one year.

Contingencies

The Company has been in litigation with Lightwater Long Short Fund (“Lightwater”) for the years ended September 30, 2020 and 2019. The litigation is due to Lightwater claiming damages for matters related to subscription agreements in a prior private placement. Management and legal believe that this lawsuit is without merit and is unpredictable. It is uncertain currently to determine the outcome of this lawsuit or our potential liability, if any.

In March 2019, the Company experienced an unlawful and undiscovered intrusion into its email system, which resulted in fraudulent banking information being relayed regarding the transfer of funds on April 30, 2019 to satisfy the then outstanding debentures. The intruder was able to mislead certain parties with inaccurate requests and instructions and in doing so, caused the funds of $9,200,000 to be transferred into an account of a criminal third party outside North America. The fraud was uncovered on May 3, 2019, and the Company took immediate action to stop or undo the transfer and simultaneously started action to recover the amounts transferred. The Company has successfully retrieved $8,600,000 of the funds and is in process of enforcing a court order to have the rest of the $600,000 of funds returned. The net loss of $600,000 and the legal fees of $400,000 incurred to recover the funds is reflected as “loss from cyber incident” on the statement of income (loss) and comprehensive income.

For the years ended September 30, 2020 and 2019, Patient Home Monitoring, Inc. was classified as a discontinued operation. There are ongoing litigation matters involving Patient Home Monitoring, Inc. During the year ended September 30, 2020, the Company incurred legal fees to defend itself, and in one of the matters, reached a settlement of $67,000. The second matter has also reached a settlement in principle of $639,000, but has not been formally finalized. These matters are directly related to the operations of the disposed business, and as such, are reflected as discontinued operations.

From time to time, the Company is involved in various legal proceedings arising from the ordinary course of business, None of the matters in which the Company is currently involved, either individually, or in the aggregate, have a quantifiable exposure and are not expected to have a material adverse effect on the Company’s consolidated financial position, results of operations, or cash flows.

PROTECH HOME MEDICAL CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED SEPTEMBER 30, 2020 AND 2019

(Tabular dollar amounts expressed in thousands of Canadian Dollars, except per share amounts)

15. Operating Expenses

	Year ended September 30,2020	Year ended September 30,2019
Included in operating expenses:
Employee salary and benefits	30,550	25,947
Bad debt expense (Note 5)	8,668	5,686
Facilities	2,784	3,596
Billing	2,544	1,730
Professional Fees	1,111	1,100
Marketing costs	603	623
All other	5,722	4,844
Total	$51,982	$43,526

16. Income taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Deferred income tax assets and liabilities are recognized for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes are measured using the current or substantively enacted tax rates expected to apply when the differences reverse. A deferred tax asset is recognized to the extent that the recoverability of deferred income tax assets is considered probable.

The Company’s provision for (recovery of) income taxes differs from the amount that is computed by applying the combined federal and state statutory income tax rate of 26% and 24% for the years ended September 30, 2020 and 2019, respectively, in the US to the Company’s net income (loss) before income follows:

	Year ended September 30,2020	Year ended September 30,2019
Loss from continuing operations before income taxes	$(5,425)	$(8,872)
Expected income tax recovery	$(1,413)	$(2,129)
Difference in foreign tax rates	(53)	(93)
Tax rate changes and other adjustments	(981)	1,467
Stock-based compensation	1,077	1,753
State taxes – US	172	148
Other adjustments	-	129
Prior period adjustments	(279)	(328)
FX adjustments	(82)	(253)
Share issuance cost booked through equity	(1,135)	(93)
Deferred tax assets not recognized (recognized)	2,866	(332)
	$172	$269
The Company's income tax provision (recovery) is allocated as follows:
Current tax provision	$172	$269
Deferred tax provision	-	-
	$172	$269

PROTECH HOME MEDICAL CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED SEPTEMBER 30, 2020 AND 2019

(Tabular dollar amounts expressed in thousands of Canadian Dollars, except per share amounts)

16. Income taxes (Continued)

Deferred tax

The following table summarizes the components of deferred tax:

	As at September 30, 2020	As at September 30, 2019
Net operating losses – US	$4,230	$3,675
Lease liabilities	980	-
Fair value changes on debentures – Canada	-	(279)
Deferred Tax Liabilities
Property, plant and equipment – US	(5,188)	(3,675)
Prepaid assets – US	(22)	-
Non-capital Losses – Canada	-	279
Net deferred taxes	$-	$-

Deferred tax assets and liabilities have been offset where they relate to income taxes levied by the same taxation authority and the Company has the legal right and intent to offset.

Unrecognized deferred tax assets

Deferred taxes are provided as a result of temporary differences that arise due to the differences between the income tax values and the carrying number of assets and liabilities. Deferred tax assets have not been recognized in respect of the following deductible temporary differences:

	As at September 30, 2020	As at September 30, 2019
Intangible asset - Canada	$274	$294
Intangible asset – United States	15,003	18,840
Allowance for bad debts – United States	23,713	11,981
Non-capital losses – United States	-	14,445
Non-capital losses – Canada	31,724	27,473
Share issuance costs	3,243	1,107
Net capital losses carried forward - Canada	1.327	1,327
Other temporary differences	4,402	923

The Canadian non-capital loss carryforwards expire noted in the table below. US loss carryforwards of $10,438,000 expire in 2039, and the remaining $1,758,000 can be carried forward indefinitely. Share issue and financing costs will be fully amortized in 2024. Deferred tax assets have not been recognized in respect of these items because it is not probable that future profit will be available against which the Company can utilize the benefits therefrom.

The Company’s Canadian non-capital income tax losses expire as follows:

2027	$920
2028	96
2029	52
2030	245
2031	374
2032	425
2033	2,205
2034	11,892
2035	1,148
2036	3,073
2038	3,418
2039	4,481
2040	3,095
$31,724

PROTECH HOME MEDICAL CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED SEPTEMBER 30, 2020 AND 2019

(Tabular dollar amounts expressed in thousands of Canadian Dollars, except per share amounts)

17. Financial instruments

Fair value measurement

Financial instruments carried at fair value on the consolidated statements of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

a)	Level 1 – Where financial instruments are traded in active financial markets, fair value is determined by reference to the appropriate quoted market price at the reporting date. Active markets are those in which transactions occur in significant frequency and volume to provide pricing information on an ongoing basis;

b)	Level 2 – If there is no active market, fair value is established using valuation techniques, including discounted cash flow models. The inputs to these models are taken from observable market data where possible, including recent arm’s length market transaction and comparisons to the current fair value of similar instruments, but where this is not feasible, inputs such as liquidity risk, credit risk and volatility are used; and

c)	Level 3 – Valuation in this level are made with inputs other than observable market data.

Cash and cash equivalents are classified as Level 1. The warrant derivative financial liability has been valued using level 3 inputs from the fair value hierarchy. The convertible debentures have been valued using Level 1 input.

Financial instrument risk exposure

The Company’s activities expose it to a variety of financial risks: market risk (including price risk, currency risk and interest rate risk), credit risk, and liquidity risk. These risks arise from the normal course of operations and all transactions are undertaken to support the Company’s ability to continue as a going concern. Risk management is carried out by management under policies promulgated by the Board of Directors. The Company’s overall risk management program seeks to minimize potential adverse effects on the Company’s financial performance.

Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments that potentially subject the Company to credit risk are primarily cash and accounts receivable. Each subsidiary places its cash with one major financial institution. At times, the cash in the financial institution is temporarily more than the amount insured by the Federal Deposit Insurance Corporation. Substantially all accounts receivable is due under fee-for-service contracts from third party payors, such as insurance companies and government-sponsored healthcare programs, or directly from patients,. Receivables generally are collected within industry norms for third-party payors. The Company continuously monitors collections from its clients and maintains an allowance for bad debts based upon any specific payor collection issues that are identified and historical experience. The expected loss rates are based on the historical loss rates and are adjusted to reflect current and forward-looking information on macroeconomic factors affecting the ability of the customers to settle the receivables, such as the unemployment rate of the states in which it conducts business. Trade receivables are written off where there is no reasonable expectation of recovery. Indicators that there is no reasonable expectation of recovery include, among others, a failure to make contractual payments after multiple collection efforts, including third=party collection agencies.

As at September 30, 2020 and September 30, 2019, Company has approximately 10% of receivables due from Medicare. As this is a Federal health insurance program in the United States, there is nominal credit risk associated with these balances.

Currency risk

Currency risk is the risk that the Company will be subject to foreign currency fluctuations in satisfying obligations related to its foreign activities.

Although the Company uses the Canadian dollar as its reporting currency, it realizes all of its sales and makes most of its purchases in US dollars, therefore subjecting the Company to constant foreign exchange exposure. The Company monitors and forecasts the values of statement of financial position exposures and from time to time could authorize the use of derivative financial instruments, such as forward foreign exchange contracts to economically hedge a portion of foreign currency fluctuations. As the Company maintains nearly all its operating assets in the US, the foreign exchange risk is reporting only, not realized, therefore no exchange contracts have been deemed appropriate.

Based on the above net exposure at September 30, 2020 and September 30, 2019, depreciation or appreciation of the US dollar against the Canadian dollar would result in an insignificant effect in net loss. The Company has not employed any currency hedging programs during the years ended September 30, 2020 and 2019.

PROTECH HOME MEDICAL CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED SEPTEMBER 30, 2020 AND 2019

(Tabular dollar amounts expressed in thousands of Canadian Dollars, except per share amounts)

17. Financial instruments (Continued)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s approach in managing liquidity is to ensure, to the extent possible, that it will have sufficient liquidity to meet its liabilities when due by continuously monitoring actual and budgeted cash flows and monitoring financial market conditions for signs of weakness.

As of September 30, 2020, the Company faces no material liquidity risk and can meet all its current financial obligations as they become due and payable. The Company has $35,578,000 of liabilities that are due within one year but has $60,402,000 of current assets to meet those obligations. Of the $22,886,000 of long-term liabilities, $22,796,000 are due between one and five years, and $90,000 is due after five years

Interest rate risk

Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Interest rate risk is limited to potential decreases on the interest rate offered on cash and cash equivalents held with Chartered Canadian and registered US financial institutions. The Company considers this risk to be immaterial. The interest on the debenture and equipment loans is not subject to cash flow interest rate risk as these instruments bear interest at fixed rates.

18. (Loss) income per share

(Loss) income per common share is calculated using the weighted average number of common shares outstanding during the period. Diluted (loss) income per share amounts are calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares by assuming the proceeds received from the exercise of stock options and warrants are used to purchase common shares at the prevailing market rate. Dilutive amounts are not presented when effect of computation is anti-dilutive due to losses incurred. Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

The following reflects the earnings and share data used in the basic and diluted loss per share computations:

	Year ended	Year ended
	September 30, 2020	September 30, 2019
Net loss from continuing operations	$(5,597)	$(9,141)
Net income from discontinued operations	(1,158)	1,755
Basic weighted average number of shares	90,884	82,860
Diluted weighted average number of shares	90,884	82,860
Basic – continuing operations	(0.06)	(0.11)
Basic – discontinued operations	(0.01)	0.02
Diluted – continuing operations	(0.06)	(0.11)
Diluted - discontinued operations	(0.01)	0.02

The outstanding warrants and stock options whose effect were anti-dilutive were excluded from the calculation of the diluted (loss) income per share for the years ended September 30, 2020 and 2019.

19. Related party transactions

On October 1, 2015, the Company entered into four market rate, seven-year, operating leases for office, warehouse, and retail space with a rental Company affiliated with the Company’s current Chief Executive Officer. The leases, for six different locations, have a combined area of approximately 74,520 square feet. Rental payments under this lease agreement are approximately US $52,000 per month, plus taxes, utilities and maintenance. The lease is recorded as a lease liability. During fiscal 2019, the Company also paid $1,853,000 representing taxes, penalties and interest on behalf of the Chief Executive Officer. This was due to various tax expenses incurred as a result of a section 338(h)(10) tax election that was made for one of the past acquisitions. These are recorded as acquisition related cost on statement of loss and comprehensive loss.

PROTECH HOME MEDICAL CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED SEPTEMBER 30, 2020 AND 2019

(Tabular dollar amounts expressed in thousands of Canadian Dollars, except per share amounts)

19. Related party transactions (Continued)

Board of directors fees were $229,000 and $236,000 for the years ended September 30, 2020 and 2019, respectively.

Key management personnel also participate in the Company’s share option program (see Note 12). The Company recognized compensation expense relating to key management personnel as follows:

	Year ended September 30, 2020	Year ended September 30, 2019
Salaries and Benefits	$1,056	$1,040
Stock-based compensation (Note 12)	-	858
Total	$1,056	$1,898

In addition to salaries and benefits above, bonuses of $1,056,000 and $519,000 for the years ended September 30, 2020 and 2019, respectively, were also provided to key management and were recorded as reduction of equity through issuance costs and expensed as transaction costs related to issuance of securities.

On May 10, 2019, the Company entered into a secured loan agreement with one of the Company’s shareholders for $2,600,000. The loan bore interest at prime rate to be paid out semi-annually commencing on June 2019 and thereafter on every June 30 and December 31. The loan was to mature on May 10, 2021; however, it was fully repaid during the year ended September 30, 2019.

20. Discontinued Operations - Patient Home Monitoring, Inc.

On July 29, 2019, the Company sold the assets of Patient Home Monitoring, Inc. The major classes of assets and liabilities of Patient Home Monitoring, Inc. sold are as follows:

Year Ended
September 30, 2019
Accounts receivable	$1,668
Inventory	374
Property and equipment, net	890
Assets disposed	2,932
Proceeds from sale	4,454
Gain on sale of business	$1,522

For the years ended September 30, 2020 and 2019, Patient Home Monitoring, Inc. was classified as a discontinued operation. There are ongoing litigation matters involving Patient Home Monitoring, Inc. During the year ended September 30, 2020, the Company incurred legal fees of $452,000 to defend itself, and in one of the matters, reached a settlement of $67,000. The second matter has also reached a settlement in principle of $639,000 but has not been formally finalized. These matters are directly related to the operations of the disposed business, and as such, are reflected as discontinued operations.

	Year ended September 30, 2020	Year ended September 30, 2019
Revenue	$-	$3,418
Operating expenses	1,158	2,807
Depreciation	-	377
Provision for Income taxes	-	1
Net income (loss) from discontinued operations	$(1,158)	$233

PROTECH HOME MEDICAL CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED SEPTEMBER 30, 2020 AND 2019

(Tabular dollar amounts expressed in thousands of Canadian Dollars, except per share amounts)

21. Subsequent Events

Sleepwell, LLC

Effective October 23, 2020, the Company, through one of its indirect wholly-owned subsidiaries, entered into a purchase agreement to acquire Sleepwell, LLC, a Georgia company, and its wholly-owned subsidiary, Halsom Home Care, an Ohio company (collectively, “Sleepwell”). The purchase price was approximately US$11,100,000, of which approximately US$6,600,000 was paid in cash at closing, approximately US$2,800,000 was paid in common stock in January 2021, and approximately US$1,700,000 of holdbacks payable in common stock of US$1,100,000 on August 31, 2022 and US$600,000 in cash, payable upon resolution of post-closing adjustments, if any, and Sleepwell’s PPP loan.

Pro forma Sleepwell revenues and net income had the acquisition occurred October 1, 2019 would have been $13,000,000 and $2,500,000, respectively. The Company is in the process of gathering the information required to allocate the purchase price to the acquired tangible and intangible assets as of the acquisition date.

22. Restatement of Prior Period

During the preparation of the consolidated financial statements as of and for the year ended September 30, 2020, the Company identified certain errors and adjustments in the application of its accounting policies. As such, the financial statements as of and for the year ended September 30, 2019 have been restated to reflect the correction of these adjustments, as set out below.

a)	Deferred revenue

The Company rents medical equipment to customers for a fixed monthly amount on a month-to-month basis. During prior periods, the monthly rental revenue was not recognized on a pro rata basis for a given month. The appropriate recognition resulted in an increase in deferred revenue as at September 30, 2019 and 2018 by $1,904,000, and $1,904,000 respectively.

b)	Classification of expenses

The Company determined that expenses classified based on nature is more reliable and relevant. Accordingly, certain expenses were reclassified and the statement of loss and other comprehensive loss for the year ended September 30, 2019 has been restated to reflect such classification.

c)	Classification of leases

Equipment obtained on loans were classified as finance leases instead of equipment loans. Accordingly, finance leases were reclassified as equipment loans, and the statement of financial position as at September 30, 2019 has been restated to reflect such classification.

The financial statement line items which have been restated are as follows:

Statement of loss and comprehensive loss for the year ended September 30, 2019

	Previously Reported	Adjustments	As Restated
Cost of revenue	$23,527	($23,527)	-
Inventory sold	-	22,583	22,583
Selling general and administrative expenses	42,582	(42,582)	-
Operating expenses	-	43,526	43,526
Gross margin	57,440	(57,440)	-

PROTECH HOME MEDICAL CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED SEPTEMBER 30, 2020 AND 2019

(Tabular dollar amounts expressed in thousands of Canadian Dollars, except per share amounts)

22. Restatement of Prior Period (Continued)

Statement of financial position as at September 30, 2019

	Previously Reported	Adjustments	As Restated
Current portion of leases	$8,528	$(7,971)	$557
Lease liabilities	3,081	(1,704)	1,377
Current portion of equipment loans	-	8,179	8,179
Equipment loans	-	1,496	1,496
Deferred revenue	-	1,904	1,904
Total current liabilities	18,969	2,112	21,081
Total liabilities	36,016	1,904	37,920
Accumulated deficit	(213,440)	(1,904)	(215,344)
Total shareholders’ equity	$19,149	$(1,904)	$17,245

Statement of cash flows for the year ended September 30, 2019

	Previously Reported	Adjustments	As Restated
Cash flow from investing activities	$2,339	$1,598	$3,937
Cash flow from financing activities	$(5,060)	$(1,598)	$(6,658)

Note 7 additions in property and equipment reclassified as transfers from inventory as follows:

	Previously Reported	Adjustments	As Restated
Additions of rental equipment	$11,269	$(11,269)	$-
Transfers from inventory	$-	$11,269	$11,269

Statement of financial position as at October 1, 2018

	Previously Reported	Adjustments	As Restated
Deferred revenue	$-	$1,904	$1,904
Total current liabilities	18,395	1,904	20,299
Total liabilities	29,835	1,904	31,739
Accumulated deficit	(206,054)	(1,904)	(207,958)
Total shareholders’ equity	$19,270	$1,904	$17,366